[WILLKIE FARR & GALLAGHER LETTERHEAD]

February 12, 2007

VIA EDGAR AND BY HAND

Adé K. Heyliger

Attorney Advisor

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers and Acquisitions

Washington, D.C. 20549-3628
Facsimile: (202) 772-9203

Re:	ElkCorp
Schedule TO-T filed January 18, 2007
Amendment No. 1 to Schedule TO-T filed January 23, 2007
Amendment No. 2 to Schedule TO-T filed January 30, 2007
Filed by BMCA Acquisition Inc. and BMCA Acquisition Sub Inc.
File No. 005-02742

Dear Mr. Heyliger:

This letter is submitted on behalf of BMCA Acquisition Inc. (“Parent”), BMCA Acquisition Sub Inc. (“Purchaser”) and Building Materials Corporation of America (“BMCA”) in response to the comments of the Staff of the Office of Mergers and Acquisitions (the “Staff”), Division of Corporate Finance, of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Ms. Suzanne Sylvester of this office dated January 31, 2007 (the “January 31 Letter”), regarding the Schedule TO-T (file number 005-02742) filed with the Commission on January 18, 2007 (as amended, the “Schedule TO”), and the related Offer to Purchase for cash (the “Offer to Purchase”) all outstanding shares of Common Stock (the “Shares”), par value $1.00 per share of ElkCorp (the “Company”).

On February 9, 2007, Parent and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company.  Pursuant to the terms of the Merger Agreement, Parent and Purchaser and, pursuant to the Staff’s Comment No. 1 below, BMCA, have filed with the Commission Amendment No. 5 to the Schedule TO-T (“Schedule TO Amendment”) and a related Amended and Restated Offer to Purchase (the “Amended Offer to Purchase”).  In preparing the Schedule TO Amendment and the Amended Offer to Purchase, Parent, Purchaser and BMCA have endeavored to address all of the Staff’s comments set forth in the January 31 Letter.  For reference purposes, excerpts from the text of the Staff’s January 31, 2007 letter have been reproduced with the responses of Parent, Purchaser and BMCA indicating how they addressed each comment in the Schedule TO Amendment or the Amended Offer to Purchase set forth after each comment.

Schedule TO-T

1.                                       Comment: It appears that BMCA should be identified as a bidder in the Offer.  In that regard, we note your disclosure throughout the Offer to Purchase that “BMCA, through its acquisition subsidiary,” commenced the Offer, as well as your disclosure on page 26 that “BMCA controls the Parent.  The Parent Controls the Purchaser.” Section II.D.2 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

Response:  In the January 31 Letter, the Staff referred to Section II.D.2 of the Commission’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 (the “Outline”), which provides that “[a] person who qualifies as a bidder under Rule 14d-1(c)(1) must be included as a bidder on the Schedule TO even if the disclosure in the Schedule TO will not change as a result… the real bidder [must] sign the Schedule TO and take direct responsibility for the disclosure.”  In response to the Staff’s request and in accordance with the Outline, by way of the Schedule TO Amendment, BMCA has been added as a filing party and signatory to the Schedule TO.

The Outline further provides that “[w]here the real bidder does not sign the Schedule TO and does not provide the required disclosure, the parties run the risk of having to extend the offer to provide a full 20 business day period for shareholders to consider the new information.”  We would like to point out that the disclosure required by Schedule TO with respect to BMCA was previously included in the Offer to Purchase, and therefore, the Expiration Date of the Offer should not be extended as a result of the addition of BMCA as a signatory to the Schedule TO.

Offer to Purchase

Introduction
Certain Conditions to the Offer, page 10

2.                                       Comment: We note your disclosure on page 11 that the Purchaser “reserves its right” to challenge the applicability/ application of DGCL Section 203 “in order to remove this impediment to the consummation of the Offer.” Please confirm your understanding that the Section 203 Condition must be satisfied or waived prior to the Expiration of the Offer.

Response:   Pursuant to the terms of the Merger Agreement, Parent and Purchaser agreed to amend the Offer to Purchase to conform the conditions of the Offer to the conditions set forth in Annex III of the Merger Agreement.  By way of the Amended Offer to Purchase, Purchaser has removed the “Section 203 Condition” as a condition to the Offer and therefore the clarification requested in the Staff’s comment is no longer applicable.

The Offer
14. Certain Conditions to the Offer, page 48

3.                                       Comment: We refer you to your disclosure in the first paragraph of this subsection.  Please note that Purchaser may terminate the Offer if any of the described events occur prior to Expiration, not “before the time of payment for any such Shares.” Please revise accordingly.

Response: Pursuant to the terms of the Merger Agreement, Parent and Purchaser agreed to amend the Offer to Purchase to conform the conditions described in Section 14 — Certain Conditions to the Offer — of the Amended Offer to Purchase to the conditions set forth in Annex III of the Merger Agreement.  By way of the Amended Offer to Purchase, the language that the Staff noted in the above comment is no longer part of the first paragraph of Section 14.

Closing Comments

Attached hereto as Exhibit A is a Certificate of Acknowledgement, signed by an authorized officer of each of Parent, Purchaser and BMCA, containing the acknowledgements requested by the Staff in the January 31 Letter.

*              *              *              *              *

Should members of the Staff have any questions or require any additional information, they should call the undersigned at (212) 728-8755 or Maurice M. Lefkort of this office at (212) 728-8239.

Sincerely,

/s/ Suzanne R. Sylvester

Suzanne R. Sylvester, Esq.

cc:	David Millstone
Jason Pollack, Esq.
Maurice M. Lefkort, Esq.

Certificate of Acknowledgement

The undersigned, an officer of each of Building Materials Corporation of America, a Delaware corporation (“BMCA”), BMCA Acquisition Inc., a Delaware corporation (“Parent”), and BMCA Acquisition Sub Inc., a Delaware  corporation (“Purchaser”, and together with BMCA and Parent, the “BMCA Parties”), does hereby acknowledge (solely in his capacity as an officer of each of the BMCA Parties), on behalf of each of the BMCA Parties, that:

•                  the BMCA Parties are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the BMCA Parties may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Acknowledgement to be executed as of this 12th day of February, 2007.

BUILDING MATERIALS CORPORATION OF AMERICA

By:	/s/ Robert B. Tafaro
Name: Robert B. Tafaro
Title: President and Chief Executive Officer

BMCA ACQUISITION INC.

By:	/s/ Robert B. Tafaro
Name: Robert B. Tafaro
Title: President and Chief Executive Officer

BMCA ACQUISITION SUB INC.

By:	/s/ Robert B. Tafaro
Name: Robert B. Tafaro
Title: President and Chief Executive Officer